File No. 812-14010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

x

In the matter of:
Van Eck Associates Corporation;
Van Eck Securities Corporation;
Market Vectors ETF Trust; and
Van Eck Funds

x

Amended application under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), to amend an order under Section 6(c) for an exemption from Sections 18(f)(1) and 18(i) of the Act.

x

All communications and orders to:

Joseph J. McBrien	Stuart M. Strauss
Van Eck Associates Corporation	Dechert LLP
335 Madison Avenue	1095 Avenue of the Americas
New York, NY 10017	New York, NY 10036

Page 1 of 25 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on June 4, 2013

I.          INTRODUCTION

A.          Summary of Application

              In this amended application (the “Application”), the undersigned applicants, Van Eck Associates Corporation (the “Adviser”), Van Eck Securities Corporation (the “Distributor”), Market Vectors ETF Trust (“MV Trust”) and Van Eck Funds (“VE Funds” and, together with MV Trust, the “Trusts,” which includes exchange-traded funds (“ETFs”) and conventional mutual funds and, collectively with the Adviser and the Distributor, “Applicants”)1 apply for and request an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) to amend prior orders under Section 6(c) of the Act (referred to herein as the “Prior Orders”)2, for an exemption from Sections 18(f)(1) and 18(i) of the Act.

[1]          All existing entities that intend to rely on the Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application.

[2]          Applicants (not including VE Funds) previously submitted an application with the Commission (File No. 812-12947) on March 25, 2003, as amended (the “Domestic Application”), requesting relief with respect to the offering of ETFs based on indexes of domestic equity securities. The Domestic Application was noticed in Release No. IC-27283 dated April 7, 2006 and the order granting the relief requested was contained in Release No. IC-27311 dated May 2, 2006 (the “Domestic Order”). Applicants subsequently submitted an application with the Commission (File No. 812-13339-01) on November 1, 2006, as amended (the “Foreign Application”), requesting relief with respect to the offering of ETFs based on indexes of foreign equity securities and the elimination of Condition 1 from the Domestic Application. The Foreign Application was noticed in Release No. IC-27694 dated January 31, 2007 and the order granting the relief requested was contained in Release No. IC-27742 dated February 27, 2007 (the “Foreign Order”). Applicants subsequently submitted an application with the Commission (File No. 812-13426) on September 27, 2007, as amended (the “Fixed Income Application”), requesting relief with respect to the offering of ETFs based on indexes of fixed income securities. The Fixed Income Application was noticed in Release IC-28007 dated September 28, 2007 and the order granting the relief requested was contained in Release No. IC-28021 dated October 24, 2007 (the “Fixed Income Order”). Applicants subsequently submitted an application with the Commission (File No. 812-13507) on March 10, 2008, as amended (the “Hard Assets Application”), requesting relief with respect to the offering of ETFs based on equity securities indexes for which the investment adviser may be deemed a sponsor. The Hard Assets Application was noticed in Release IC-28349 dated July 31, 2008 and the order amending the Domestic Order, the Foreign Order and the Fixed Income Order granting the relief requested was contained in Release No. IC-28365 dated August 25, 2008 (the “Hard Assets Order”). Applicants subsequently submitted an application with the Commission (File No. 812-13624) on January 23, 2009, as amended (the “Self-Index Application”), requesting relief with respect to (i) the offering of ETFs based on equity and/or fixed income securities indexes for which the Adviser or an “affiliated person” of the Adviser, as defined in section 2(a)(3) of the Act, is an index provider (ii) deleting the relief granted from section 24(d) of the Act and revising various disclosure requirements in the applications for the Prior Orders, (iii) modifying the 80% investment requirement in the Prior Applications; (d) revising the discussion of depositary receipts in the Domestic Application, Foreign Application, Fixed Income Application and Hard Assets Application; and (e) revising the discussion in the Domestic Application, Foreign Application, Fixed Income Application and Hard Assets Application of the composition of securities deposited with the ETFs to purchase Creation Units (defined below) and securities received in connection with redemption of Creation Units (defined below). The Self-Index Application was noticed in Release IC-29455 dated October 1, 2010 and the order amending the Domestic Order, the Foreign Order, the Fixed Income Order and the Hard Assets Order granting the relief requested was contained in Release No. IC-29490 dated October 26, 2010 (the

          The Prior Orders permitted, among other things: (a) series of an actively or passively managed open-end management investment company to issue shares with limited redeemability that can be traded in the secondary market at market prices (“ETF Shares”); (b) secondary market transactions in ETF Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”); (c) relief from the seven (7) calendar day redemption requirement for certain ETFs under specified limited circumstances; (d) certain affiliated persons of the ETFs to deposit securities into, and receive securities from, the ETFs in connection with the purchase and redemption of aggregations of ETF Shares of such ETFs; (e) the offering of passively managed ETFs (“Index ETFs”) based on equity and/or fixed income securities indexes for which the Adviser or an “affiliated person” of the Adviser, as defined in section 2(a)(3) of the Act, is an index provider; and (f) certain series to perform creations and redemptions of ETF Shares in-kind in a master-feeder structure.

“Self-Index Order”). The Applicants subsequently submitted an application with the Commission (File No. 812-13605) on November 14, 2008, as amended (the “Active Application”) requesting relief with respect to (a) series of certain actively managed ETFs (“Active ETFs”) to issue shares redeemable in large aggregations only (“Creation Units”); (b) secondary market transactions in ETF Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days from the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire ETF Shares. The Active Application was noticed in Release No. IC-29459 dated October 7, 2010 and the order granting the relief requested was contained in Release No. IC- 29496 dated November 3, 2010 (the “Active Order”). The Applicants (not including VE Funds) subsequently submitted an application with the Commission (File No. 812-14125) on February 22, 2013, as amended (the “Long/Short Application”), requesting relief with respect to (a) certain open-end management investment companies or series thereof to issue shares redeemable in Creation Units only; (b) secondary market transactions in ETF Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire ETF Shares; and (f) certain series to perform creations and redemptions of ETF Shares in-kind in a master-feeder structure. The Long/Short Application was noticed in Release No. IC-30409 dated February 27, 2013 and the order granting the relief requested was contained in Release No. IC-30433 dated March 21, 2013 (the “Long/Short Order”). The Domestic Application, Foreign Application, Fixed Income Application, Hard Assets Application, Self-Index Application, Active Application and Long/Short Application are collectively referred to as the “Prior Application” and the Domestic Order, Foreign Order, Fixed Income Order, Hard Assets Order, Self-Index Order, Active Order and Long/Short Order are collectively referred to as the “Prior Orders.” All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application.

          The Prior Orders also (i) permitted registered management investment companies and unit investment trusts that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the MV Trust, to acquire ETF Shares of the ETFs beyond the limits of Section 12(d)(1)(A) of the Act, (ii) permitted each ETF, the Distributor and any Broker to sell ETF Shares to an Investing Fund (as defined in the Prior Application) beyond the limits of Section 12(d)(1)(B) and (iii) granted relief from Sections 17(a)(1) and (2) to permit each ETF to sell its ETF Shares to, and redeem its ETF Shares from, an Investing Fund that owns 5% or more of the ETF Shares of such ETF.

B.       Request for Relief

          Applicants seek an Order to permit certain series of the Trusts to offer ETF Shares as a separate share class in addition to one or more classes of conventional mutual fund shares (“Mutual Fund Shares”). The ETF Shares and Mutual Fund Shares will each represent interests in the same portfolio of investments. Applicants request that the Order requested herein apply to the existing series of the Trusts (“Existing Funds”) as well as to any other future series of the Trusts or other registered open-end investment company or series thereof, advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser, that operate in accordance with the terms and conditions of the Prior Orders, as amended by this Application (“Future Funds”). The Existing Funds and the Future Funds together are hereinafter each referred to as a “Fund” and collectively as the “Funds.”

          Applicants also request that the Order extend the relief permitting each Fund, the Distributor and any Broker (as defined in the Prior Application) to sell ETF Shares to an Investing Fund beyond the limits of Section 12(d)(1)(B) to apply to the extent necessary to the Funds that offer both Mutual Fund Shares and ETF Shares.

C.      Comparability of Relief Sought to Prior Relief Granted by the Commission

          The relief requested in this Application from Sections 18(f)(1) and 18(i) is similar to the relief granted by the Commission to the open-end management investment companies issued by Vanguard Index Funds.3

          Except as specifically noted herein, all representations and conditions contained in the Prior Application relating to the operation of the ETFs are equally applicable to Funds that offer classes of both Mutual Fund Shares and ETF Shares. Such Funds, with respect to their class of ETF Shares, will operate in a manner identical to that of the ETFs that were the subject of the Prior Orders, except as described in this Application.

          Applicants believe that with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

          No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.          THE APPLICANTS

A.      Van Eck Funds

          Van Eck Funds is a business trust organized under the laws of the State of Massachusetts on April 3, 1985 and is registered under the Act as an open-end management investment company. Van Eck Funds currently consists of five Funds, each with its own investment objective and policies. Additional Funds of Van Eck Funds may be added in the future. The shares of the Existing Funds are offered and sold to retail and institutional investors and are not offered and sold through separate accounts. Van Eck Funds is managed by a board of trustees (the “VE Funds Board”).

3 In the Matter of Vanguard Index Funds, et. al, File No. 812-12094, Investment Company Act Release No. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order).

B.      Market Vectors ETF Trust

          Market Vectors ETF Trust is a statutory trust organized under the laws of the State of Delaware on March 15, 2001 and is registered under the Act as a series open-end management investment company. MV Trust currently consists of 60 Funds, each with its own investment objective and policies. MV Trust does not currently offer mutual funds but may do so in the future. MV Trust is managed by a board of trustees (the “MV Trust Board” and, together with the VE Funds Board, the “Boards”).

C.      Van Eck Associates Corporation

          Van Eck Associates Corporation is the investment adviser to the Trust. The Adviser is a corporation organized under the laws of the State of Delaware, with its principal office located in New York, New York. It is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser may retain sub-advisers (“Sub-Advisers”) for managing the assets of one or more of the Funds for which it is the investment adviser. Any Sub-Adviser to a Fund will be registered under the Advisers Act.

D.      Van Eck Securities Corporation

          Van Eck Securities Corporation, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a member of the Financial Industry Regulatory Authority, serves as the principal underwriter for the Trusts. The Distributor distributes or will distribute Mutual Fund and ETF Shares on an agency basis. The Distributor is a wholly-owned subsidiary of the Adviser. The Distributor (and any future distributor and principal underwriter) will be identified as such in the Prospectus for each Fund and will comply with the terms and conditions of this Application.

III.          APPLICANTS’ PROPOSAL

A.      The Issuance of a Mutual Fund and an Exchange-Traded Class of Investment Company Shares

          The Trusts’ organizational documents permit or will permit each of the Funds to issue shares of different classes. Currently, each Existing Fund of VE Funds offers Class A, Class I and Class Y shares; and each of Emerging Markets Fund, Global Hard Assets Fund and International Investors Gold Fund also offer Class C shares. Each Fund of MV Trust currently offers one class of ETF Shares.

          Applicants propose that one or more Funds which issue Mutual Fund Shares issue an additional class of shares that will be listed and traded on an Exchange (previously defined as ETF Shares) or, one or more Funds which issue ETF Shares to issue an additional class of Mutual Fund Shares. Except as set forth in Part V.A.2 below, the Funds will comply in all respects with Rule 18f-3, which permits an open-end investment company to issue more than one class of shares. The Trusts will amend (in the case of the Existing Funds) or put in place (in the case of Future Funds of MV Trust that issue both Mutual Fund Shares and ETF Shares) the written plan (the “18f-3 Plan”) required by paragraph (d) of the Rule prior to offering ETF Shares publicly. In amending/putting in place the 18f-3 Plan, each Trust’s Board, including a majority of the trustees who are not interested persons of the Trust, will determine, for each Fund, that the expense allocation among the classes of Mutual Fund Shares and ETF Shares is in the best interests of each class individually and of each Fund as a whole.

          Except in connection with the Conversion Privilege (see Part III.B below) or the liquidation of a Fund or the ETF Share class of a Fund, each Fund will issue and redeem ETF Shares only in Creation Units.4

          At an appropriate time, each Trust will file with the Commission an amendment to its then-current registration statement to permit a Fund to offer and sell ETF Shares in addition to Mutual Fund Shares. The various disclosure documents and marketing materials will describe the significant features of ETF Shares and explain the differences between ETF Shares and Mutual Fund Shares.

          Each shareholder of each Trust will have one vote per ETF/Mutual Fund Share with respect to matters regarding such Trust, or the respective Fund for which a shareholder vote is required, consistent with the requirements of the Act and the rules promulgated thereunder and applicable state law.

[4]  Applicants are proposing to amend representations made in Prior Orders that state ETF Shares will be purchased from a Fund in Creation Unit aggregations only to the extent necessary to be able to offer the Conversion Privilege as holders of Mutual Fund Shares will likely be purchasing ETF Shares in lesser amounts.

B.      Conversion of Mutual Fund Shares into ETF Shares

          The Funds intend to offer all current and future holders of Mutual Fund Shares the opportunity to convert such shares into ETF Shares of equivalent value (the “Conversion Privilege”). Applicants believe that the Conversion Privilege will facilitate the movement of investors holding Mutual Fund Shares, but desiring intraday trading flexibility, out of their Mutual Fund Shares and into ETF Shares in an expeditious and tax efficient manner.

          The Conversion Privilege will be a “one-way” transaction only. Holders of Mutual Fund Shares may convert those shares into ETF Shares. Beneficial Owners of ETF Shares, on the other hand, will not be permitted to convert those shares into Mutual Fund Shares.5 The decision to convert shares of one class into another will be solely at the option of the shareholder. Under no circumstances will a holder of Mutual Fund Shares be required to convert his or her shares into ETF Shares. Under applicable tax law, the conversion of Mutual Fund Shares of a Fund to ETF Shares of the same Fund is not a taxable transaction.

          Applicants expect that investors interested in moving from Mutual Fund Shares to ETF Shares would do so via a conversion (a nontaxable event), rather than by redeeming their Mutual Fund Shares and using the proceeds to purchase ETF Shares (a taxable event). However, an investor might prefer to redeem Mutual Fund Shares and purchase ETF Shares rather than taking advantage of the Conversion Privilege if the investor wants to own ETF Shares immediately and does not want to wait while the asset transfer is completed. In any event, the decision on how to move from Mutual Fund Shares to ETF Shares rests solely with the investor. Applicants will not adopt any measures to encourage conversions over redemptions, or vice-versa.

[5] An ETF Shareholder wishing to hold Mutual Fund Shares could, of course, sell the ETF Shares and use the sale proceeds to purchase Mutual Fund Shares. Unlike a conversion, however, that transaction would be a taxable event, and the investor would incur brokerage commissions when selling the ETF Shares.

          It is Applicants’ present intention to leave the Conversion Privilege open indefinitely. However, Applicants reserve the right to terminate the Conversion Privilege upon reasonable notice to holders of Mutual Fund Shares.

          The Conversion Privilege is an exchange offer under Section 11(a) of the Act. The terms of the Conversion Privilege will conform to the requirements of Section 11(a). In particular, the conversion will be made at the relative net asset value (“NAV”) of the respective securities. Applicants may impose an administrative fee on shareholders who effect a conversion. If a fee is imposed, it will be applied in compliance with Rule 11a-3 under the Act. ETF Shares issued to a shareholder as part of a conversion transaction will be newly issued ETF Shares, not ETF Shares purchased by the Fund on the secondary market. The issuance of ETF Shares in connection with the Conversion Privilege will comply with the Securities Act of 1933, as amended (“Securities Act”).

          The Adviser and/or Distributor may distribute educational and/or marketing materials that describe the Conversion Privilege. These materials will not cite the Conversion Privilege as a reason for investors to purchase Mutual Fund Shares.

          Around the time ETF Shares begin trading, each Trust, as applicable, will send existing holders of Mutual Fund Shares appropriate notice, which will include information about how to convert their Mutual Fund Shares into ETF Shares.6 With respect to Funds of MV Trust that issue ETF Shares and intend to issue a class of Mutual Fund Shares, MV Trust will send such notice to holders of Mutual Fund Shares. The Mutual Fund Shares Prospectus will contain similar information. The information in the notice and the Prospectus will describe the Conversion Privilege generally (who may convert, on what terms) and describe who the investor should contact to initiate a conversion. Both the notice and the Mutual Fund Shares Prospectus will inform shareholders considering a conversion that (1) ETF Shares will not be redeemable with the Fund other than in Creation Unit aggregations; (2) the shareholder will only be able

[6] The notice will comply with, and be deemed an omitting prospectus in accordance with, section 10(b) of the Securities Act and rule 482 thereunder.

to sell ETF Shares through a broker, and may have to pay brokerage commissions in connection with the sale; and (3) a shareholder selling ETF Shares may receive less than NAV in connection with the sale.

          ETF Shares must be held in a brokerage account. Thus, before an investor can convert Mutual Fund Shares into ETF Shares, the investor must have an existing brokerage account or open a new one.7 To initiate a conversion, the investor would contact the broker where the investor has established the account in which the ETF Shares will be held. Depending on the policies of that broker, the investor might communicate the conversion request in writing, by phone, or online. The broker would contact the Distributor, and the conversion would be effected through a process that involves the Fund’s transfer agent, the Fund’s custodian bank, and DTC.

          Because DTC’s systems currently are unable to handle fractional shares, conversion requests will be rounded down to the nearest whole number so that only whole ETF Shares will be moved to a brokerage account through the Conversion Privilege. If an investor requests conversion of all of a Fund’s Mutual Fund Shares to ETF Shares, Applicants contemplate liquidating the fractional shares that remain, if any, and sending the cash proceeds to the investor’s broker. The liquidation of the fractional share would be a taxable event, and the cash amount transferred would generally represent taxable income. Therefore, the Mutual Fund Shares Prospectus and ETF Shares Prospectus will disclose that (a) Mutual Fund Shares can be converted into ETF Shares only in whole share increments under a rounding down method; (b) fractional shares that remain when an investor converts all of a Fund’s Mutual Fund Shares to ETF Shares will be liquidated and the balance transferred to the investor’s broker; and (c) the tax consequences of a conversion.

          Once the conversion is complete, and the investor owns ETF Shares rather than Mutual Fund Shares, Applicants would have no information about, and no relationship with, the investor (now the Beneficial Owner) with respect to the investor’s ownership of those ETF Shares. Applicants’ records would reflect ownership of those ETF Shares by DTC. DTC’s records, in turn, would reflect ownership

[7] The Funds will have no role in selecting or recommending a broker for the purpose of holding ETF Shares.

by the DTC Participant broker-dealer through whom the Beneficial Owner holds the ETF Shares, and the broker’s records would reflect ultimate ownership by the Beneficial Owner. Beneficial Owners would continue to receive all of the statements, notices and reports required by law. However, Beneficial Owners seeking account information or wanting to sell their ETF Shares would have to contact their broker, not Applicants. In addition, Beneficial Owners of ETF Shares would no longer receive services offered by Applicants to Shareholders owning Mutual Fund Shares, such as dividend reinvestment, telephone redemptions, average cost information, and services for moving money into or out of client accounts.

IV.          IN SUPPORT OF THE APPLICATION

          Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction from any provision of the Act, or from any rule under the Act, if the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. The proposal will have the benefit of enabling the Funds to offer a class of ETF Shares and a class of Mutual Fund Shares which both represent interests in the same portfolio of investments. As a result, investors in a single Fund will have the opportunity to choose between a mutual fund and an ETF. The proposal may also make it possible for the Funds to spread fixed costs over a larger asset base, thereby helping the Funds to realize further economies of scale. While certain costs may be higher in a multi-class structure and there may possibly be lower tax efficiencies for an ETF operating as a class within such a structure, each Trust’s Board will consider any such potential disadvantages of operating an ETF in a multi-class structure against the benefits of economies of scale and other benefits of operating an ETF within such a structure.

          Applicants also expect that ETF Shares will appeal to certain holders of Mutual Fund Shares, including those who frequently trade in and out of Mutual Fund Shares, often as part of a market timing strategy. Applicants expect that ETF Shares will appeal to these investors, as well as certain other short-term investors, as ETF Shares may be bought and sold continuously throughout the day, while Mutual Fund Shares can be bought and sold only once at a price calculated once per day. By effecting such transactions through ETF Shares on an Exchange, the Funds may incur less transaction costs, including brokerage fees, and there may be less of a disruption to a Fund’s portfolio management.

V.          DISCUSSION OF RELIEF REQUESTED

A.      Sections 18(f)(1) and 18(i)

          1.          Need for Relief

          Section 18(f)(1) of the Act provides that “it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer,” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

          Notwithstanding the definition of senior security in Section 18(g), the Commission generally takes the position that certain material differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company raise senior security issues under Section 18. Since holders of Mutual Fund Shares and ETF Shares will pay different expenses and have different redemption, trading, and voting rights, Applicants are requesting relief from Sections 18(f)(1) and 18(i).

          In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with certain requirements. Although the Funds comply substantially with Rule 18f-3, they are unable to rely on the Rule because they cannot comply with each and every requirement of the Rule, as discussed more fully in the next subsection.

          2.          Compliance with Rule 18f-3

          Rule 18f-3 allows open-end investment companies to issue multiple classes of shares representing interests in the same portfolio subject to certain provisions intended to prevent investor confusion, assure fair expense allocation and voting rights, and prevent conflicts of interest among classes. Applicants represent that their proposal complies substantially with the provisions of Rule 18f-3 and that, to the extent it does not comply, the noncompliance does not implicate any of the abuses or concerns that Section 18 was designed to prevent.

          Class-specific expenses are or will be provided for under the 18f-3 Plan adopted by the Funds that have a multi-class arrangement. In every case, a Fund’s 18f-3 Plan was (and will be in the case of Future Funds) approved by each Trust’s Board.

          Applicants will comply in all respects with Rule 18f-3, except paragraph (a)(4), which states:

•	Except as set forth in paragraphs (a)(1)-(3), each class shall have the same rights and obligations as each other class.

          There are four ways in which Mutual Fund Shares and ETF Shares will have different rights. First, Mutual Fund Shares will be individually redeemable while ETF Shares will be redeemable only in Creation Unit aggregations. Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not. Third, Mutual Fund Shares will be convertible into ETF Shares, but ETF Shares will not be convertible into Mutual Fund Shares.8 Fourth, dividends of Mutual Fund Shares are automatically reinvested in additional Mutual Fund Shares issued by a Fund at its NAV per Share, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service. None of these differences, in our view, implicates the concerns at which Section 18 is directed — i.e., excessive leverage, conflicts of interest, and investor confusion.9

          (A)          Leverage: The issuance of classes of shares with different rights and obligations does not create any opportunity for leverage.

[8] While Rule 18f-3 permits different classes to have different exchange privileges, it is unclear whether the Rule contemplates exchanges between classes within the same Fund. In light of the uncertainty whether paragraphs (a)(4) and (e)(1) of Rule 18f-3, taken together, permit the Applicants to offer a one-way exchange from Mutual Fund Shares to ETF Shares, Applicants are requesting relief from Sections 18(f)(1) and 18(i) to do so.

[9] Applicants are not requesting relief from Section 18 of the Act with respect to Transaction Fees paid to the Fund by Authorized Participants. Accordingly, a Fund may require a Transaction Fee payment to cover expenses related to purchases or redemptions of Fund Shares by an Authorized Participant only if it requires the same payment of a Transaction Fee by any other Shareholder for equivalent purchases or redemptions. Thus, for example, a Fund may require payment of a Transaction Fee by an Authorized Participant for transactions of 20,000 or more shares so long as it requires payment of the same Transaction Fee by all Shareholders for transactions involving 20,000 shares or more.

          (B)          Conflicts of Interest: While having more than one class creates the potential for conflicts of interest between the classes, we do not believe that the potential conflicts that could arise with respect to an exchange-traded class are any different from those that could arise in any multi-class arrangement. Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval by all classes affected by an action submitted to a shareholder vote, and requiring the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation. The Funds will comply with these voting and allocation provisions. Applicants do not believe that potential conflicts of interest beyond those raised generally by a multi-class structure are raised specifically when classes have different redemption, trading, and conversion rights.

          (C)          Investor Confusion: With respect to the issue of investor confusion, Applicants intend to take numerous steps that we believe will minimize or eliminate any potential for investor confusion. See Part V.A.3 directly below.

           3.           Investor Confusion

          One of the concerns regarding multi-class arrangements is the potential for investor confusion. We believe the potential for confusion is very limited. It is extremely unlikely that any investor acquiring ETF Shares through the Conversion Privilege will do so without understanding the differences between the classes, since an investor would effect a conversion only if he wanted to own shares with different characteristics. Finally, we note that ETFs have been in existence for approximately twenty years, with many of these funds so popular that they consistently are among the highest volume securities on the Exchange on which they trade. From all available evidence, it appears that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares. Thus, we think the potential for confusion is very limited.

          Notwithstanding the limited potential for confusion, Applicants will take numerous steps to ensure that investors clearly understand the differences between Mutual Fund Shares and ETF Shares.

➢

Different products, different names: All references to the exchange-traded class of shares will use a generic term for such shares or a form of the trade name to be determined by the Adviser rather than the Fund name.[10]

➢	Separate prospectuses: There will be separate prospectuses for a Fund’s ETF Shares and Mutual Fund Shares.

➢

Prominent disclosure in the ETF Shares Prospectus: The cover and summary section of a Fund’s ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.

➢

Segregated disclosure in the Mutual Fund Shares Prospectus: Because Mutual Fund Shares can be converted into ETF Shares, a Fund’s Mutual Fund Shares prospectus will contain appropriate disclosure about the ETF Shares and about the Conversion Privilege. To avoid investor confusion, this additional disclosure will be segregated from, rather than integrated with, the rest of the prospectus. Segregation might consist of placing the disclosure at the end of the prospectus, so that it is physically separated from the rest of the prospectus. If economically feasible, the segregated disclosure will be printed on different color paper to further set it apart from the rest of the prospectus.

➢

No reference to ETF Shares as a mutual fund investment: The ETF Shares will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Shares as an interest in an investment company or Fund, but will not make reference to an “open-end fund” or “mutual fund” except to compare or contrast the ETF Shares with traditional mutual fund shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

➢

No joint advertising: The Adviser will not market Mutual Fund Shares and ETF Shares in the same advertisement or marketing material. (This representation would not prohibit the Adviser from publishing educational or marketing materials (a) containing disclosure about the Conversion Privilege, or (b) comparing and contrasting Mutual Fund Shares and ETF Shares.)[11]

➢

Special disclosure: In any document addressed primarily to prospective investors (including the Mutual Fund Shares and ETF Shares prospectuses, statement of additional information, shareholder reports, advertisements, and marketing materials) the following points will be emphasized: (a) ETF Shares are not redeemable with a Fund other than in Creation Unit aggregations; (b) ETF Shares, other than in Creation Unit aggregations, may be sold only through a broker, and the selling shareholder may have to pay brokerage commissions in connection with the sale; and (c) the selling shareholder may receive less than NAV in connection with the sale of ETF Shares.

[10] The exchange-traded class of ETF Shares issued by a Fund will be referred to generally as “[   ] Shares.” The exchange-traded classes of ETF Shares of the Funds will be referred to as [   ] plus some identifier.

11 If the Adviser publishes materials comparing and contrasting Mutual Fund Shares and ETF Shares, we expect those materials to explain the relevant features of each class and highlight the differences between the two classes. The materials also may present the Adviser’s view of which share class is most appropriate for which types of investors. Depending on the context and what we believe will be most helpful to investors, in some cases ETF Shares may be compared generally to traditional mutual fund shares, while in other cases ETF Shares of a particular Fund may be compared to Mutual Fund Shares of the same Fund.

➢

Shareholder reports: We will disclose in the annual and semi-annual reports of the Funds how closely the market price of the ETF Shares tracked the NAV of those shares. This information will allow present and prospective shareholders to evaluate the likelihood that they would buy ETF Shares at a premium or sell them at a discount.

➢

Educational material: The Adviser will create a series of brochures designed to educate investors and financial advisors on a variety of subjects. These brochures will be written in simple, easy-to-understand language and will contain a discussion of the new classes of shares. These brochures will be designed to provide a complete and balanced disclosure to investors regarding the distinction between the classes of shares of the Funds.

          Applicants believe that the efforts outlined above will ensure that every interested investor will understand clearly the differences between the classes of Mutual Fund Shares and ETF Shares.

          4.          Summary of case for relief from Sections 18(f)(1) and 18(i)

          Applicants are requesting an exemption from Section 18(f)(1) and 18(i) that would allow the Funds to add a class of ETF Shares and/or Mutual Fund Shares, as applicable, to their multi-class structure.

          In support of their request for relief from Section 18(i), which requires that all shares of a fund have equal voting rights, Applicants represent that they will comply in all respects with the provisions of Rule 18f-3 governing voting rights. In particular, each class will have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement, and will have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of another class. Applicants contend that the voting rights accorded the various classes of the Funds are equitable and nondiscriminatory, and fairly protect the rights and privileges of the holders of each class. Accordingly, Applicants contend that their request for relief from Section 18(i) of the Act is necessary and appropriate in the public interest and consistent with the protection of investors and with purposes fairly intended by the policy and provisions of the Act.

          In support of their request for relief from Section 18(f)(1), Applicants represent that they will comply in all respects with Rule 18f-3, except that Mutual Fund Shares and ETF Shares will have different rights with respect to redeemability, trading and convertibility. In Part V.A.2 above, Applicants explained that the different redemption, trading and conversion rights accorded Mutual Fund Shares and ETF Shares will not lead to any of the abuses Section 18 was designed to address.

          It is also important to note that the different redemption, trading and conversion rights accorded to Mutual Fund Shares and ETF Shares are necessary if the proposal is to have the desired benefits. ETF Shares are tradable on an Exchange and redeemable from the Fund only in Creation Units, and Mutual Fund Shares are convertible into ETF Shares, to encourage certain short-term investors, including those who engage in market timing, to conduct such investing in a share class that does not disrupt the investment management of the Fund. Applicants do not believe that Mutual Fund Shares should be tradable. In addition, it would be counterproductive to facilitate the ability of market timers to disrupt a Fund by making ETF Shares individually redeemable from the Fund or convertible into Mutual Fund Shares, which are redeemable.

VI.          PURCHASE AND REDEMPTION OF CREATION UNITS

          Applicants seek to amend the Prior Application and supersede any discussion of the purchase and redemption of Creation Units of Index ETFs and Active ETFs, as applicable, in the Prior Application that is inconsistent with, or redundant to, the following:

A.      Purchase and Redemption of Creation Units—Index ETFs

          In order to keep costs low and, potentially, permit closer tracking of each Index ETF’s Underlying Index,12 ETF Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their ETF Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).13

[12] Each Index ETF seeks to provide investment returns that correspond, before fees and expenses, generally to the performance of a specified equity and/or a specified fixed income securities index (each an “Underlying Index”).

[13] The ETFs must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit

          On any given Business Day (as defined below), the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Index ETF is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Index ETF’s portfolio (including cash positions),14 except:

(a)	in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)	for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[15]

(c)	TBA Transactions, short positions, derivatives and other positions that cannot be transferred in kind[16] will be excluded from the Deposit Instruments and the Redemption Instruments.[17]

(d)	to the extent the ETF determines, on a given Business Day, to use a representative sampling of the ETF’s portfolio;[18] or

(e)	for temporary periods, to effect changes in the ETF’s portfolio as a result of the rebalancing of its Underlying Index (any such change, a “Rebalancing”).

          If there is a difference between the NAV attributable to a Creation Unit and the aggregate

Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[14] The portfolio used for this purpose will be the same portfolio used to calculate the ETF’s NAV for that Business Day. A “Business Day” is defined as any day that the New York Stock Exchange, the relevant Exchange on which the Shares are primarily traded (“Listing Exchange”), the Trust and the custodian are open for business and includes any day that an ETF is required to be open under Section 22(e) of the Act.

15 A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[16] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the ETF does not intend to seek such consents.

[17] Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Cash Amount (defined below).

18 An ETF may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the ETF’s portfolio; (ii) consists entirely of instruments that are already included in the ETF’s portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”). A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the NAV of the Index ETF for the reasons identified in clauses (a) through (e) above.

          Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a)	to the extent there is a Cash Amount, as described above;

(b)	if, on a given Business Day, the Index ETF announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)	if, upon receiving a purchase or redemption order from an Authorized Participant,[19] the Index ETF determines to require the purchase or redemption, as applicable, to be made entirely in cash;[20]

(d)

if, on a given Business Day, the Index ETF requires all Authorized Participants purchasing or redeeming ETF Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Index ETFs holding non-

19 An “Authorized Participant is defined as either: (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission, or (2) a Participant in DTC, which, in either case, has signed a “Participant Agreement” with the Distributor.

20 In determining whether a particular ETF will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the ETF and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the ETFs from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining ETF shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

U.S. investments, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)

if the Index ETF permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of ETF Shares of an Index ETF holding non-U.S. investments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[21]

          Each Business Day, before the open of trading on the Listing Exchange, the Index ETF will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Cash Amount (if any), for that day.22 The list of Deposit Instruments and Redemption Instruments will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.

B.      Purchase and Redemption of Creation Units—Active ETFs

          In order to keep costs low and permit each Active ETF to be as fully invested as possible, ETF Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of Deposit Instruments, and shareholders redeeming their ETF Shares will receive an in-kind transfer of Redemption

21 A “custom order” is any purchase or redemption of ETF Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

22 If the ETF is Rebalancing, it may need to announce two estimated Cash Amounts for that day, one for deposits and one for redemptions.

Instruments.23 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.” In addition, the Creation Basket will correspond pro rata to the positions in the Active ETF’s portfolio (including cash positions),24 except:

(a)	in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)	for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[25] or

(c)	TBA Transactions, short positions and other positions that cannot be transferred in kind[26] will be excluded from the Creation Basket.[27]

          If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other a Cash Amount equal to that difference. A difference may occur where the market value of the Creation Basket changes relative to the NAV of the Active ETF for the reasons identified in clauses (a) through (c) above.

          Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis,

[23] The ETFs must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the ETFs will comply with the conditions of Rule 144A.

[24] The portfolio used for this purpose will be the same portfolio used to calculate the ETF’s NAV for that Business Day.

25 A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[26] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the ETF does not intend to seek such consents.

[27] Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

rather than in kind, solely under the following circumstances:

(a)	to the extent there is a Cash Amount, as described above;

(b)	if, on a given Business Day, the Active ETF announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)	if, upon receiving a purchase or redemption order from an Authorized Participant, the Active ETF determines to require the purchase or redemption, as applicable, to be made entirely in cash;[28]

(d)

if, on a given Business Day, the Active ETF requires all Authorized Participants purchasing or redeeming ETF Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Active ETFs holding non-U.S. investments, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)

if the Active ETF permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of ETF Shares of an Active ETF holding non-U.S.

28 In determining whether a particular ETF will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the ETF and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the ETFs from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining ETF shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

investments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[29]

          Each Business Day, before the open of trading on the Listing Exchange, the Active ETF will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.

VII.          CONDITIONS OF RELIEF

          Applicants agree that any order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Orders. In addition, the following condition will be added to the Order granting the requested relief:

          1.          For six years following the issuance of a Fund’s ETF Shares, the Fund will (1) record and preserve any investor complaints or reports of confusion concerning the Conversion Privilege that are communicated to the Fund, the Adviser and/or the Distributor, and (2) record data tracking the number of investors that, after ETF Shares are offered, purchase the Fund’s Mutual Fund Shares and, within 90 days, convert those shares into ETF Shares. The Fund will preserve this information in an easily accessible place, and the information will be subject to examination by the Commission and its staff.

VIII.          AUTHORIZATION AND SIGNATURES

          In accordance with Rule 0-2(c) under the Investment Company Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants.

29 A “custom order” is any purchase or redemption of ETF Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

          Joseph J. McBrien is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as a Senior Vice President; the Distributor pursuant to the general authority vested in him as a Senior Vice President of the Distributor; and each Trust pursuant to the general authority vested in him as a Senior Vice President and Secretary of each Trust.

VAN ECK ASSOCIATES CORPORATION		VAN ECK SECURITIES CORPORATION
By:	/s/ Joseph J. McBrien	By:	/s/ Joseph J. McBrien

	Name: Joseph J. McBrien		Name: Joseph J. McBrien
	Title: Senior Vice President		Title: Senior Vice President

MARKET VECTORS ETF TRUST		VAN ECK FUNDS
By:	/s/ Joseph J. McBrien	By:	/s/ Joseph J. McBrien

	Name: Joseph J. McBrien		Name: Joseph J. McBrien
	Title: Senior Vice President and Secretary		Title: Senior Vice President

Dated as of: June 4, 2013

VERIFICATION OF APPLICATION

          The undersigned states that he has duly executed the attached Application for an order, dated June 4, 2013 for and on behalf of Van Eck Associates Corporation, Van Eck Securities Corporation, Market Vectors ETF Trust and Van Eck Funds; that he is the Senior Vice President of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Joseph J. McBrien

Name:	Joseph J. McBrien
Date:	June 4, 2013